Filed by Raytheon Company

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Raytheon Company

Commission File No.: 001-13699

Date: June 11, 2019

The following is a transcript of a CNBC interview with Tom Kennedy, Chairman and CEO of Raytheon Company, and Greg Hayes, Chairman and CEO of United Technologies Corporation, on CNBC’s “Squawk on the Street” television program which aired on June 10, 2019. The link to the video from the interview is available here: https://www.cnbc.com/video/2019/06/10/watch-cnbcs-full-interview-with-the-ceos-of-united-technologies-and-raytheon.html.

JIM CRAMER: We have United Technologies’ Greg Hayes and Tom Kennedy from Raytheon. This is an all-stock merger, one of the most exciting things, I know Greg knows it – it is just crazy, it changed Sunday – but this is going to be a behemoth, valued at more than $100 billion, so I am just going to go right there. Greg, you just heard the President, he likes the idea of combination but he’s worried about competition. Will it make things less competitive?

GREG HAYES: Absolutely not. I think—again, we are looking forward to talking to the President later today. I think once he understands the benefits of this merger, in terms of what is going to do to reduce costs to the government, what it is going to do to improve the technology of the U.S. government and our defense profile, and what it is going to do for jobs in this country, I think he’s going to be supportive as he has been for both of the companies over his administration.

JIM CRAMER: Well, Dr. Kennedy, I do have a question, you have a fabulous set of business: missile, fantastic. Aerospace, great. If the President says, “You know what, we want you to compete against United Technologies anyway, even though you don’t, because we want you to lower prices.” What do you say to the idea that he says, “Hey, you guys are both defense. Defense, you’ve got to compete. We don’t want this,” and even Ash Cater, whom I guess he would trash as a Democrat but still was a distinguished American says we shouldn’t not have more defense combinations. How do you deal with that kind of 90,000 square – 90,000-foot analysis that the President gives you? You know. It’s up here.

TOM KENNEDY: First of all, I’ve got to go back to what you said. We are complimentary, we are not competitive. I don’t remember the last time we competed against United Technologies. We do partner with them. They have some complimentary technologies we bring together with our technology to go to the marketplace. In this case here, we’re going to be able to take about $8 billion dollars of research and development spend and our 60,000 engineers to develop the next level of technologies to create the next generation franchises so we can go to the international global marketplace and take windows in markets and bring that stuff back to the U.S. to create more jobs. And that’s what we need. We need to create more jobs in this country — more manufacturing-related jobs so we can take the economy even to the next step from what the President is driving to. So, I think once the President hears our story and understands the complimentary nature and the power of this merger of equals in the international marketplace, he’ll understand how we are going to be able to generate more jobs and take this country and make it more secure in the future.

CARL QUINTANILLA: We should be clear. The President, his line was, if you want to buy a plane, you don’t get any bids. You guys don’t make planes. That’s not what this is about.

GREG HAYES: We are platform agnostic. We are a systems provider across the entire commercial aerospace sector and the complete defense sector. So, this is not about bidding on planes. In fact, if you think about it, Tom is exactly right. We are complementary, there is no overlap here, and there still is competition. Right. We still compete with everybody else for all of these systems. The technology that we have by bringing the companies together just makes it so much better from a — what we can offer to the customers.

CARL QUINTANILLA: So, but if the complaint is about single-bid solicitations and consolidation among contractors, does it get any more scrutiny from an optics standpoint?

GREG HAYES: I don’t think so. Look, we’re big. Right? We’ll be about 75 billion combined pro forma this year, almost 80 next year. But if you think about that, we are still the same companies that we have always been. Right? We are still going to be customer focused in everything we do. There is nothing anticompetitive of bringing these companies together.

JIM CRAMER: Alright I want to be sure about that. Because you know– Ash Carter’s a smart guy, he did say there should be no consolidation – I know when I first heard this, Tom, let me ask you: we really do want many defense contractors because it helps us a nation to have lots of different companies bid for lots of different deals. Aren’t there some deals that you might have gone for, I know you haven’t competed with Greg, that maybe Greg would have decided to get involved after the most recent acquisition he’s made and you – the President is right that you come up with a division that could compete against it.

TOM KENNEDY: Well, for example, Pratt & Whitney, we don’t build engines. And so, we’re not going to compete—

JIM CRAMER: Right. But the President might say “Why don’t you?” Remember, the President may not be as sophisticated as you gentlemen. I’m just putting that out there. That’s just not gospel. But see, he may say, “You make aerospace and you make aerospace. No.” Because, you know, he’s not really a detail guy.

TOM KENNEDY: Jim, let me just take it back a step here. So, number one is what this merger of equals provides is a strong-based company with strong technologies that it can take into the marketplace. And this is on – when I say marketplace, I mean the global marketplace. That is going to allow us to take that business back to the United States, where are manufacturing facilities are. We’re going to be able to create more jobs. And these are noble jobs. These are jobs that pay way over minimum wage. They allow folks to be able to, you know, buy a house if they want, send their kids to schools. These are very powerful jobs. And that’s what we are trying to create. And at the same time, we are also trying to secure the sovereignty of our nation and the security of our nation. Not just on the defense side but also on a civil air-side. And on the civil air-side, what we bring is our technologies and cyber security to help secure the civil air-side of our country. And then, on the military side, we bring our patriots and our missiles and our other capabilities to secure us from a defense perspective. So, this is an overall great play for the United States of America, making us a better country, a much stronger country, and a country that’s built on noble jobs. It is a win-win for all.

JIM CRAMER: Okay. Alright. Greg, complicated transaction. Because you have not done your spin-offs yet of Carrier and Otis. How does the average person try to understand what he gets? It seems like if you don’t tender, you just still get United Technologies. If you do tender, you get the new Raytheon. You have created a kind of a complex transaction.

GREG HAYES: Well, in fact, Jim, I think this actually simplifies our life going forward. I know, if you think about it, we are on track. Right? We’re going to be ready to spin Otis and Carrier end of this year. I think we’ll get all of the regulatory approvals. The target is end of March to all be done. At the same time, we think this transaction because of the complementary nature, very little regulatory hurdles out there. Again, less than 1% overlap in sales. We think the benefit here is instead of standing up at UTC Aero corporate office and then six months later merging the companies, we’re going to do it all concurrently. It’s going to save a lot of money. It is going to be a great combination from our shareowner’s perspective. A UTX shareowner gets a share Otis, they get a share of Carrier and they’re going to get a share of RTX. And that’s, I think, a huge benefit to everybody.

CARL QUINTANILLA: The President said he’s bought many an Otis elevator. Is there anything that Otis or Carrier tells us about China right now — China growth?

GREG HAYES: Well, in fact, we were just looking at the orders coming out of China last week and China is recovering. The market looks pretty good. We’re still looking at 500,000 elevators, marketplace. We’ll ship about 88,000 of those this year out of our China business. The business is recovered. It’s been three years. Right. We saw pricing deteriorate, we saw profitability deteriorate. The last probably four quarters we’ve actually started to see an uptake. So, despite all the tariffs and all of the other noise that you hear, I would tell you the Chinese domestic market is still relatively robust.

JIM CRAMER: Well, that is at odds but great to hear. But I do also want to know, you’re platform agnostic. Dennis Muilenburg at Boeing, when the hell is that going to be able to be resolved? I mean, I know it’s pushed back again. What’s your take on it?

GREG HAYES: Well, look: we have been working with the Boeing company to resolve some of the issues on the software and the sensors. We are a supplier to the Boeing company. I can’t comment obviously, Jim, it’s an NTSB ongoing investigation. But all I will say is it’s a great airplane, it is going to be a safe airplane and we fully support the Boeing Company and its return to flight status. And the sooner the better. There is nothing more important in aviation than flight safety. And Tom touched on it, I think the capabilities of our combined companies will improve that. But, I am absolutely confident that Boeing company will get it right.

JIM CRAMER: Alright. And Tom, I think your missile business is second to no one. But what I do worry about, the margins have been going down, not to your satisfaction. You just had Wes Kremer come in — you had a little change, although the previous fellow did want to retire. You also have let’s just say classified information that we don’t know that brought your margins down. It always made it hard for me to analyze Raytheon, as you know, because the last – it’s great to have new orders, but not good to pull down the margins. Will we have to worry with any of that once it’s combined? Because it will not be as big a part of the vast mosaic.

TOM KENNEDY: Well, I don’t think there’s anything to worry about. And so, it’s actually – it’s kind of a good news story. One of the reasons why the margin pressure is there’s all these programs we have been winning. The business grew 9% year over year in the first quarter. A lot of that was in classified work. That classified work is paying the next generation franchises in the missile business. In that arena, those contracts are cost-plus contracts, which tend to have lower margins. Once we get that as products and new franchises into production then those margins will rise. We are in what’s called a modernization phase relative for the Department of Defense. And so, the modernization budget has significantly increased over the years. For example, in fiscal year ’18, the modernization budget increased 19% and increased another 2%-3% in ’19 and the President’s budget coming forward is another 3% growth. So it is all in the modernization budget. And the missile company has been capturing a large part of that budget. And what that it is doing for us in the future that it is going to provide the franchises for the next generation.

JIM CRAMER: Okay. Greg, the — I am sorry to be so linear but you’ve got two guys – lots of different stuff. I remember, somewhat famously, you came here and you talked about that and a notion of what was going to happen with United Technologies Honeywell, which you had told us – because of antitrust issues, it wasn’t going to happen. Can you delineate why this is less of an antitrust problem then a deal you didn’t really care for: the Honeywell United Technologies.

GREG HAYES: Well, look, if you go back two and half years to the time when Mr. Coty was perusing UTX — you guys remember that, right?

JIM CRAMER: Yeah, it was kind of played out here.

GREG HAYES: The overlap in our aerospace market, especially commercial, was tremendous – whether it was environment of controls, APUs, small engines, we were looking at divestitures of $8 billion to $10 billion dollars. Right? And as we thought about that— all the value creation from the merger evaporates when you’ve got $8 billion to $10 billion of divestitures. In this case, you are talking about maybe 1% of our sales. So, let’s call it 750 million. Insignificant. In the business of the overlaps, again, we’ll find good new owners for those businesses that will be competitive. There just is not the antitrust risk that we had with Honeywell. This is a deal that will happen as opposed to the one that ain’t going to happen.

CARL QUINTANILLA: This will be 45 international, Tom?

TOM KENNEDY: About 45% international and defense will be around 50%. I would just step back and say year to year that can change. I would say it’s going to be about, which is a great company if you think about it-- 50% international and 50% domestics—50% defense, 50% commercial. But the bottom line is the underlying technology supports both and all of that structure. And that’s where we’ll be able to drive and continually leverage that technology to create those next generation franchises in the marketplace.

JIM CRAMER: I want to know, Tom. You’ve got some things in the works and they’re really going to come to fruition once you guys merge. The Exoatmospheric Kill Vehicles, the hypersonic work that you are doing, these are things that make me feel comfortable. How many of these things that are just so revolutionary that the American people could say you know, Raytheon and United Technologies – well Raytheon Tech — have our back? Because I’ve got to tell you, this is all very science-fiction what you’ve got in the box.

TOM KENNEDY: Well, it’s – I’ll tell you, we are taking science-fiction to reality. And a combined company is going to allow us to do that much quicker and take it to the market much faster. And that’s good for the United States, and it’s good for you and it’s good for Carl and it’s good for all of us here today in our country. So.

JIM CRAMER: Well, okay. And Greg, let’s go over to Otis for a second. You got a terrific new CEO for Otis.

GREG HAYES: Judy Marks.

JIM CRAMER: Yeah, and I’ve really got to applaud you for that. And I think she’s sensational. Obviously great for Carrier. Can these two divisions, I am trying to figure out what they’re worth, now that you have done this. Can you help us trying to figure out, you’ve actually put a value on those two by doing this? Give us a sense of multiples and how you did that. Because it is hard stuff. I spend my life analyzing this stuff and I don’t know how you did it.

GREG HAYES: Well, look, if you think about it, we’ve always talked about the fact that you can unlock values by spinning off Carrier and spinning off Otis as separate companies. We know that a good HVAC company like Carrier, super high margins, 17 or 18%, good growth prospects. That should trade somewhere — 12 or 12.5 maybe 13 times. And so, we look at that value and I’ve seen numbers as high as $40 to 41 billion of kind of EV, so maybe 30 after debt, probably about $30 billion of equity. Same time, Otis, elevator businesses because of the cash flows, probably trade 14.5 or 15 times. You think about that, you’ve got two businesses that combined ought to be worth net-of-debt about $60 billion dollars. Add that to the aerospace business here and some of the parts probably $160 dollars.

JIM CRAMER: And it does seem that Raytheon has a fabulous balance. You probably bought back 2 billion shares last quarter. I mean, you’ve got an unbelievable balance sheet. You have a lot of debt on this. Combined what is the debt profile that you accomplished?

GREG HAYES: It’s perfect. It is going to be an A-rated company with the combined aerospace businesses when this is done. And we’ve got the flexibility. And we just talked to investors, we’re going to return 18 to $20 billion dollars of capital to investors over the next three years. That’s something United Technologies aero could not have done because we have been paying down debt. So, I appreciate— Tom got a great balance sheet. And then one of the real benefits of this deal is that balance sheet with ours gives us a unique flexibility. Not just to turn capital but to invest in all of these new franchises that Tom is talking about.

JIM CRAMER: You had an interesting couple of conversations with the president when he got elected about Carrier. Kind of aware of where Carrier was going to go.

CARL QUINTANILLA: That feels like a long time ago.

JIM CRAMER: There was some Mexico involved. I mean, it is kind of a, you know, head to head. Now, if he calls you and he says you know I don’t believe for a minute that you’re creating jobs. When these two companies get together, you fire people and you wanted to put jobs in Mexico. So, I don’t know about you. What do you say to him?

GREG HAYES: I am going to tell the President that we’re going to — we have year to date hired 5500 people, we are going to hire more 10,000 people in the U.S. this year. Tom’s going to hire—

TOM KENNEDY: I’m going to hire 10,000 this year.

GREG HAYES: 20,000 jobs.

JIM CRAMER: Where are you going to find all those engineers? You have 50, going to 60. Do we produce enough engineers in this country?

TOM KENNEDY: No, we don’t produce enough engineers in this country. We need to have more of our folks going into STEM-related careers, and produce more engineers. And, the bottom line is the jobs are there, but we’ve got to get our kids going into STEM-related activities so we can have those—

JIM CRAMER: He never talks about it because he’s too humble and it drives me crazy. How many people have you put through college?

GREG HAYES: 38,000 people. Spent $102 billion on our employee scholar program. It gets —

JIM CRAMER: Anybody out in the government put more people through college?

GREG HAYES: No sir.

JIM CRAMER: Will you please talk about that.

CARL QUINTANILLA: One last thing. Do you think of this deal as another nail in the coffin of the traditional conglomerate? We’ve talked about this in the past.

GREG HAYES: Look, when we talk about a focused A&D company, which is what we are. We are big, but we are not a conglomerate. And I think again, we are going to be focused on these core markets in the A&D space. And I think that’s the important part to remember. We are not a conglomerate, we are focused on aerospace and defense, our core markets.

JIM CRAMER: Alright. From what it says, Carl, I have to tell you I think this combination is brilliant…

Cautionary Statement Regarding Forward-Looking Statements

This communication contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide Raytheon Company’s (“Raytheon”) and United Technologies Corporation’s (“UTC”) respective management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “expectations,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate,” “will,” “should,” “see,” “guidance,” “outlook,” “confident,” “on track” and other words of similar meaning. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, share repurchases, tax rates, R&D spend, other measures of financial performance, potential future plans, strategies or transactions, credit ratings and net indebtedness, other anticipated benefits of the proposed merger or the spin-offs by UTC of Otis and Carrier into separate independent companies (the “separation transactions”), including estimated synergies and customer cost savings resulting from the proposed merger, the expected timing of completion of the proposed merger and the separation transactions, estimated costs associated with such transactions and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation: (1) the effect of economic conditions in the industries and markets in which UTC and Raytheon operate in the U.S. and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, levels of end market demand in construction and in both the commercial and defense segments of the aerospace industry, levels of air travel, financial condition of commercial airlines, the impact of weather conditions and natural disasters, the financial condition of our customers and suppliers, and the risks associated with U.S. government sales (including changes or shifts in defense spending due to budgetary constraints, spending cuts resulting from sequestration, a government shutdown, or otherwise, and uncertain funding of programs); (2) challenges in the development, production, delivery, support, performance and realization of the anticipated benefits (including our expected returns under customer contracts) of advanced technologies and new products and services; (3) the scope, nature, impact or timing of the proposed merger and the separation transactions and other merger, acquisition and divestiture activity, including among other things the integration of or with other businesses and realization of synergies and opportunities for growth and innovation and incurrence of related costs and expenses; (4) future levels of indebtedness, including indebtedness that may be incurred in connection with the proposed merger and the separation transactions, and capital spending and research and development spending; (5) future availability of credit and factors that may affect such availability, including credit market conditions and our capital structure; (6) the timing and scope of future repurchases by the companies of their respective common stock, which may be suspended at any time due to various factors, including market conditions and the level of other investing activities and uses of cash, including in connection with the proposed merger; (7) delays and disruption in delivery of materials and services from suppliers; (8) company and customer-directed cost reduction efforts and restructuring costs and savings and other consequences thereof (including the potential termination of U.S. government contracts and performance under undefinitized contract awards and the potential inability to recover termination costs); (9) new business and investment opportunities; (10) the ability to realize the intended benefits of organizational changes; (11) the anticipated benefits of diversification and balance of operations across product lines, regions and industries; (12) the outcome of legal proceedings, investigations and other contingencies; (13) pension plan assumptions and future contributions; (14) the impact of the negotiation of collective bargaining agreements and labor disputes; (15) the effect of changes in political conditions in the U.S. and other countries in which UTC, Raytheon and the businesses of each operate, including the effect of changes in U.S. trade policies or the U.K.’s pending withdrawal from the European Union, on general market conditions, global trade policies and currency exchange rates in the near term and beyond; (16) the effect of changes in tax (including U.S. tax reform enacted on December 22, 2017, which is commonly referred to as the Tax Cuts and Jobs Act of 2017), environmental, regulatory and other laws and regulations (including, among other things, export and import requirements such as the International Traffic in Arms Regulations and the Export Administration Regulations, anti-bribery and anti-corruption requirements, including the Foreign Corrupt Practices Act, industrial cooperation agreement obligations, and procurement and other regulations) in the U.S. and other countries in which UTC, Raytheon and the businesses of each operate; (17) negative effects of the announcement or pendency of the proposed merger or the separation transactions on the market price of UTC’s and/or Raytheon’s respective common stock and/or on their respective financial performance; (18) the ability of the parties to receive the required regulatory approvals for the proposed merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and approvals of UTC’s stockholders and Raytheon’s stockholders and to satisfy the other conditions to the closing of the merger on a timely basis or at all; (19) the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; (20) risks relating to the value of the UTC shares to be issued in the proposed merger, significant transaction costs and/or unknown liabilities; (21) the possibility that the anticipated benefits from the proposed merger cannot be realized in full or at all or may take longer to realize than expected, including risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; (22) risks associated with transaction-related litigation; (23) the possibility that costs or difficulties related to the integration of UTC’s and Raytheon’s operations will be greater than expected; (24) risks relating to completed merger, acquisition and divestiture activity, including UTC’s integration of Rockwell Collins, including the risk that the integration may be more difficult, time-consuming or costly than expected or may not result in the achievement of estimated synergies within the contemplated time frame or at all; (25) the ability of each of Raytheon, UTC, the companies resulting from the separation transactions and the combined company to retain and hire key personnel; (26) the expected benefits and timing of the separation transactions, and the risk that conditions to the separation transactions will not be satisfied and/or that the separation transactions will not be completed within the expected time frame, on the expected terms or at all; (27) the intended qualification of (i) the merger as a tax-free reorganization and (ii) the separation transactions as tax-free to UTC and UTC’s stockholders, in each case, for U.S. federal income tax purposes; (28) the possibility that any opinions, consents, approvals or rulings required in connection with the separation transactions will not be received or obtained within the expected time frame, on the expected terms or at all; (29) expected financing transactions undertaken in connection with the proposed merger and the separation transactions and risks associated with additional indebtedness; (30) the risk that dissynergy costs, costs of restructuring transactions and other costs incurred in connection with the separation transactions will exceed UTC’s estimates; and (31) the impact of the proposed merger and the separation transactions on the respective businesses of Raytheon and UTC and the risk that the separation transactions may be more difficult, time-consuming or costly than expected, including the impact on UTC’s resources, systems, procedures and controls, diversion of its management’s attention and the impact on relationships with customers, suppliers, employees and other business counterparties. There can be no assurance that the proposed merger, the separation transactions or any other transaction described above will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of UTC and Raytheon on Forms 10-K, 10-Q and 8-K filed with or furnished to the Securities and Exchange Commission (the “SEC”) from time to time. Any forward-looking statement speaks only as of the date on which it is made, and UTC and Raytheon assume no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Additional Information and Where to Find It

In connection with the proposed merger, UTC will file a registration statement on Form S-4, which will include a document that serves as a prospectus of UTC and a joint proxy statement of UTC and Raytheon (the “joint proxy statement/prospectus”), and each party will file other documents regarding the proposed merger with the SEC. In addition, in connection with the separation transactions, subsidiaries of UTC will file registration statements on Form 10 or S-1. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive joint proxy statement/prospectus will be sent to UTC’s stockholders and Raytheon’s stockholders. Investors and security holders will be able to obtain the registration statements and the joint proxy statement/prospectus free of charge from the SEC’s website or from UTC or Raytheon. The documents filed by UTC with the SEC may be obtained free of charge at UTC’s website at www.utc.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from UTC by requesting them by mail at UTC Corporate Secretary, 10 Farm Springs Road, Farmington, CT, 06032, by telephone at 1-860-728-7870 or by email at corpsec@corphq.utc.com. The documents filed by Raytheon with the SEC may be obtained free of charge at Raytheon’s website at www.raytheon.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Raytheon by requesting them by mail at Raytheon Company, Investor Relations, 870 Winter Street, Waltham, MA, 02541, by telephone at 1-781-522-5123 or by email at invest@raytheon.com.

Participants in the Solicitation

Raytheon and UTC and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information about Raytheon’s directors and executive officers is available in Raytheon’s proxy statement dated April 16, 2019, for its 2019 Annual Meeting of Shareholders. Information about UTC’s directors and executive officers is available in UTC’s proxy statement dated March 18, 2019, for its 2019 Annual Meeting of Shareowners. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Raytheon or UTC as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.